Original Issue Date: **October 15, 2010**

$102,309.88

15% DEBENTURE
DUE JANUARY 31, 2011

THIS DEBENTURE of Galaxy Media and Marketing Corp., a Nevada corporation, having a principal place of business at 245 Main Street, Ste. 600, White Plains, New York 10601 (the "Company"), designated as its 15% Debenture, due January 31, 2011 (the "Debenture").

FOR VALUE RECEIVED, the Company promises to pay to John Thomas Bridge & Opportunity Fund II, L.P. or its registered assigns (the "Holder"), the principal sum of $102,309.88 on January 31, 2011 (the "Maturity Date"), and to pay accrued interest to the Holder upon the Maturity Date on the outstanding principal amount of this Debenture at the rate of 15% per annum, payable in cash.

This Debenture is subject to the following provisions:

Section 1.   This Debenture is exchangeable for an equal aggregate principal amount of Debentures of different authorized denominations, as requested by the Holder surrendering the same. No service charge will be made for such registration of transfer or exchange.

Section 2.   This Debenture may only be transferred or exchanged only in compliance with applicable federal and state securities laws and regulations. Prior to due presentment to the Company for transfer of this Debenture, the Company and any agent of the Company may treat the Person in whose name this Debenture is duly registered on the Debenture register as the owner hereof for the purpose of receiving payment as herein provided and for all other purposes, whether or not this Debenture is overdue, and neither the Company nor any such agent shall be affected by notice to the contrary.

Section 3.   Events of Default.

(a)   "Event of Default", wherever used herein, means any one of the following events (whatever the reason and whether it shall be voluntary or involuntary or effected by operation of law or pursuant to any judgment, decree or order of any court, or any order, rule or regulation of any administrative or governmental body):

(i)   any default in the payment of the principal amount of this Debenture when the same shall become due and payable, either at Maturity or by acceleration or otherwise; or

(ii)   default shall be made in the payment of interest on this Debenture when the same becomes due and payable and the default continues for a period of five (5) business days; or

(iii)   any representation or warranty made by the Company in this Debenture or the Security Agreement (as hereinafter defined) was incorrect in any material respect on or as of the date made; or

(iv)   the Company shall fail to observe or perform any other covenant or agreement contained in this Debenture or the Security Agreement, which failure is not cured, if possible to cure, within 10 calendar days after written notice of such default is sent by the Holder or by any other holder to the Company; or

(v)   the occurrence of an "Event of Default" as such term is defined in that certain 10% Debenture dated October 1, 2010 issued by the Company to Holder, as such 10% Debenture has been, and may in the future be, amended; or

(vi)   the Company shall commence, or there shall be commenced against the Company a case under any applicable bankruptcy or insolvency laws as now or hereafter in effect or any successor thereto, or the Company commences any other proceeding under any reorganization, arrangement, adjustment of debt, relief of debtors, dissolution, insolvency or liquidation or similar law of any jurisdiction whether now or hereafter in effect relating to the Company or there is commenced against the Company any such bankruptcy, insolvency or other proceeding which remains undismissed for a period of 60 days; or the Company is adjudicated insolvent or bankrupt; or any order of relief or other order approving any such case or proceeding is entered; or the Company suffers any appointment of any custodian or the like for it or any substantial part of its property which continues undischarged or unstayed for a period of 60 days; or the Company makes a general assignment for the benefit of creditors; or the Company shall fail to pay, or shall state that it is unable to pay, or shall be unable to pay, its debts generally as they become due; or the Company; or any corporate or other action is taken by the Company or any subsidiary thereof for the purpose of effecting any of the foregoing; or

(vii)   default shall occur with respect to any indebtedness for borrowed money of the Company or under any agreement to which the Company is a party and such default shall exceed $75,000; or

(viii)   default with respect to any contractual obligation of the Company under or pursuant to any contract, lease, or other agreement to which the Company is a party and such default shall continue for more than the period of grace, if any, therein specified, if the aggregate amount of the Company's contractual liability arising out of such default exceeds or is reasonably estimated to exceed $75,000; or

(ix)   final judgment for the payment of money in excess of $75,000 shall be rendered against the Company and the same shall remain undischarged for a period of 60 days during which execution shall not be effectively stayed; or

(x)   failure to pay Holder the Liquidated Damage Shares by November 1, 2010 pursuant to the Registration Rights Agreements.

(b)   If any Event of Default occurs, the full principal amount of this Debenture, together with interest and other amounts owing in respect thereof, to the date of acceleration shall become immediately due and payable in cash. Commencing upon an Event of Default that results in the eventual acceleration of this Debenture, the interest rate on this Debenture shall accrue at the rate of 18% per annum, or such lower maximum amount of interest permitted to be charged under applicable law. The Holder need not provide and the Company hereby waives any presentment, demand, protest or other notice of any kind, and the Holder may immediately and without expiration of any grace period enforce any and all of its rights and remedies hereunder and all other remedies available to it under applicable law. Such declaration may be rescinded and annulled by Holder at any time prior to payment hereunder and the Holder shall have all rights as a Debenture holder until such time, if any, as the full payment under this Section shall have been received by it. No such rescission or annulment shall affect any subsequent Event of Default or impair any right consequent thereon.

Section 4. This Debenture is a direct obligation of the Company, and the obligation of the Company to repay this Debenture is absolute and unconditional.

Section 5. Interest on the amount advanced will accrue on this Debenture until the Maturity Date at the rate of fifteen percent (15% per annum), and be payable on Maturity Date. All past due interest shall accrue on a daily basis and shall be payable in cash. The Holder may demand payment of all or any part of this Debenture, together with accrued interest, if any, and any other amounts due hereunder, as of the Maturity Date or any date thereafter.

Section 6. Security Interest. The indebtedness evidenced by this Debenture is secured by the security interest provided for in that one certain Security Agreement dated October 1, 2010 between the Company and Holder (the "Security Agreement") in all of the "Collateral" described in the Security Agreement (it being understood and agreed that all of the indebtedness evidenced

by this Debenture shall be, and is, included, without limitation, in the definition of "Liabilities" as set forth in such Security Agreement).

Section 7. Any payment made by the Company to the Holder, on account of this Debenture shall be applied in the following order of priority: (i) first, to any amounts other than principal and accrued interest, if any, hereunder, (ii) second, to accrued interest, if any, through and including the date of payment, and (iv) then, to principal of the Debenture.

Section 8. The outstanding principal of the loan evidenced by this Debenture may not be prepaid, except as set forth in Section 9 hereof.

Section 9. Upon the closing of one or more equity, equity equivalent, or debt financings, the Company shall pay an amount equal to 100% of the proceeds of such financing to reduce the principal amount of this Debenture.

Section 10. In the event of a Change of Control taking place, Holder, at its option, will have the right (a) immediately prior to the Change in Control, to convert the Debenture into securities of the Company of the same class as those held by the persons acquiring control of the Company, or (b) to require the Company, upon the Change in Control, to purchase the Debenture at a purchase price of 125% of the price, plus accrued interest. The Company shall give Holder 20 days notice prior to the event of a Change of Control.

Section 11. This Debenture shall be governed by and interpreted in accordance with the laws of the State of Texas for contracts to be wholly performed in such state and without giving effect to the principles thereof regarding the conflict of laws. Each of the parties consents to the exclusive jurisdiction of the state courts of the State of Texas located in Harris County and and the United States District Court for the Southern District of Texas in connection with any dispute arising under this Agreement and hereby waives, to the maximum extent permitted by law, any objection, including any objection based on forum non convenes, to the bringing of any such proceeding in such jurisdictions. To the extent determined by such court, the Company shall reimburse the Holder for any reasonable legal fees and disbursements incurred by the Holder in enforcement of or protection of any of its rights under this Debenture. The Company and the Holder hereby waive a trial by jury in any action, proceeding or counterclaim brought by either of the parties hereto against the other in respect of any matter arising out of or in connection with this Agreement or the Debenture.

Section 12. Any and all notices or other communications or deliveries to be provided by the Holder hereunder, including, without limitation, any notice of conversion, shall be in writing and delivered personally, by facsimile, sent by a nationally recognized overnight courier service, addressed to the Company, at the address set forth above, facsimile number (914) 328-2873, Attn: Gary Savage or such other address or facsimile number as the Company may specify for such purposes by notice to the Holder delivered in accordance with this Section. Any and all notices or other communications or deliveries to be provided by the Company hereunder shall be in writing and delivered personally, by facsimile, sent by a nationally recognized overnight courier service addressed to each Holder at the facsimile telephone number or address of Holder appearing on the books of the Company, or if no such facsimile telephone number or address

appears, at the principal place of business of the Holder. Any notice or other communication or deliveries hereunder shall be deemed given and effective on the earliest of (i) the date of transmission, if such notice or communication is delivered via facsimile at the facsimile telephone number specified in this Section prior to 5:30 p.m. Houston, Texas time), (ii) the date after the date of transmission, if such notice or communication is delivered via facsimile at the facsimile telephone number specified in this Section later than 5:30 p.m. (Houston, Texas time) on any date and earlier than 11:59 p.m. (Texas time) on such date, (iii) the second Business Day following the date of mailing, if sent by nationally recognized overnight courier service, or (iv) upon actual receipt by the party to whom such notice is required to be given. Whenever any payment or other obligation hereunder shall be due on a day other than a Business Day, such payment shall be made on the next succeeding Business Day.

Section 13. If this Debenture shall be mutilated, lost, stolen or destroyed, the Company shall execute and deliver, in exchange and substitution for and upon cancellation of a mutilated Debenture, or in lieu of or in substitution for a lost, stolen or destroyed Debenture, a new Debenture for the principal amount of this Debenture so mutilated, lost, stolen or destroyed but only upon receipt of evidence of such loss, theft or destruction of such Debenture, and of the ownership hereof, and indemnity, if requested, all reasonably satisfactory to the Company.

Section 14. If any provision of this Debenture is invalid, illegal or unenforceable, the balance of this Debenture shall remain in effect, and if any provision is inapplicable to any person or circumstance, it shall nevertheless remain applicable to all other persons and circumstances. If it shall be found that any interest or other amount deemed interest due hereunder violates applicable laws governing usury, the applicable rate of interest due hereunder shall automatically be lowered to equal the maximum permitted rate of interest. The Company covenants (to the extent that it may lawfully do so) that it shall not at any time insist upon, plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay, extension or usury law or other law which would prohibit or forgive the Company from paying all or any portion of the principal of or interest on this Debenture as contemplated herein, wherever enacted, now or at any time hereafter in force, or which may affect the covenants or the performance of this indenture, and the Company (to the extent it may lawfully do so) hereby expressly waives all benefits or advantage of any such law, and covenants that it will not, by resort to any such law, hinder, delay or impeded the execution of any power herein granted to the Holder, but will suffer and permit the execution of every such as though no such law has been enacted.

Section 15. The parties hereto shall pay their own costs and expenses in connection with the execution and delivery of this Debenture, except that the Company shall pay $2,000 of the fees and expenses of Brewer & Pritchard, P.C. It is understood that Brewer & Pritchard has only rendered legal advice to the Holder and not to the Company in connection with the transactions contemplated hereby, and that the Company has relied for such matters on the advice of its own respective counsel. Such expenses shall be paid not later than the Issue Date of this Debenture. The Company shall reimburse the Holder upon demand for all reasonable out-of-pocket expenses incurred by the Holder, including without limitation reimbursement of attorneys' fees and disbursements, in connection with any amendment, modification or waiver of this Debenture. In the event that legal proceedings are commenced by either the Company or

Holder in connection with the issuance of this Debenture, the party or parties which do not prevail in such proceedings shall severally, but not jointly, pay their pro rata share of the reasonable attorneys' fees and other reasonable out-of-pocket costs and expenses incurred by the prevailing party in such proceedings.

Section 16.   Definitions. For the purposes hereof, in addition to the terms defined elsewhere in this Debenture, the following terms shall have the following meanings:

"Business Day" means any day except Saturday, Sunday and any day which shall be a federal legal holiday in the United States or a day on which banking institutions in the State of Texas are authorized or required by law or other government action to close.

"Change of Control" as used herein shall mean the occurrence of the following events:

(i)   A sale, transfer, or other disposition by the Company through a single transaction or a series of transactions occurring within a 90-day period of securities of the Company representing Beneficial Ownership (as defined below) of fifty (50%) percent or more of the combined voting power of the Company then outstanding securities to any "Unrelated Person" or "Unrelated Persons" acting in concert with one another. For purposes of this definition, the term "Person" shall mean and include any individual, partnership, joint venture, association, trust corporation, or other entity [including a "group" as referred to in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended ("1934 Act")]. For purposes of this definition, the term "Unrelated Person" shall mean and include any Person other than the Company, a wholly-owned subsidiary of the Company, an existing shareholder, or an employee benefit plan of the Company; provided however, a sale of the Company's securities in a capital raising transaction shall not be a Change of Control.

(ii)   A sale, transfer, or other disposition through a single transaction or a series of transactions occurring within a 90-day period of all or substantially all of the assets of the Company to an Unrelated Person or Unrelated Persons acting in concert with one another.

(iii)   A change in the ownership of the Company through a single transaction or a series of transactions occurring within a 90-day period such that any Unrelated Person or Unrelated Persons acting in concert with one another become the "Beneficial Owner," directly or indirectly, of securities of the Company representing at least fifty-one (51%) percent of the combined voting power of the Company then outstanding securities. For purposes of this Agreement, the term "Beneficial Owner" shall have the same meaning as given to that term in Rule 13d-3 promulgated under the 1934 Act, provided that any pledgee of voting securities is not deemed to be the Beneficial Owner of the securities prior to its acquisition of voting rights with respect to the securities.

(iv)   Any consolidation or merger of the Company with or into an Unrelated Person, unless immediately after the consolidation or merger the holders of the Common Stock of the Company immediately prior to the consolidation or merger are the beneficial owners of securities of the surviving corporation representing at least fifty-one (51%) percent of the combined voting power of the surviving corporation's then outstanding securities.

"Common Stock" means common stock, par value of $0.0001 per share of the Company.

"Liquidated Damage Shares" shall have the meaning set forth in the Registration Rights Agreements.

"Person" means a corporation, an association, a partnership, organization, a business, an individual, a government or political subdivision thereof or a governmental agency.

"Registration Rights Agreements" means, collectively, the following registration rights agreements to which the Company and Holder are parties: (i) the registration rights agreement, dated December 31, 2008, as amended March 17, 2009 and May 29, 2009, (ii) the registration rights agreement, dated February 25, 2009, as amended March 17, 2009 and May 29, 2009, and (iii) the registration rights dated March 19, 2009, as amended May 29, 2009.

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IN WITNESS WHEREOF, the Company has caused this Debenture to be duly executed by a duly authorized officer as of the date first above indicated.

GALAXY MEDIA AND MARKETING CORPORATION



By: _____

Name: CEO President

Title: GARY SAVAGE